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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*



                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.000001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    498326206
                           --------------------------
                                 (CUSIP Number)


                                  May 11, 2004
                           --------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

                                   Page 1 of 5


-------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  498326206                                                Page 2 of 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
          Lloyd I. Miller, III                                     ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |_|
                                                                   (b)      |_|
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3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                         5       SOLE VOTING POWER
   NUMBER OF                     1,736,885
    SHARES               -------------------------------------------------------
 BENEFICIALLY            6       SHARED VOTING POWER
   OWNED BY                      988,242
     EACH                -------------------------------------------------------
   REPORTING             7       SOLE DISPOSITIVE POWER
    PERSON                       1,736,885
     WITH                -------------------------------------------------------
                         8       SHARED DISPOSITIVE POWER
                                 988,242
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,725,127
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.1%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*
          IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

Item 1(a).   Name of Issuer:  Kitty Hawk, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:
                          1515 West 20th Street
                          P.O. Box 612787
                          Dallas/Fort Worth International Airport, TX   75261

Item 2(a).   Name of Person Filing:  Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
                          4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship:  U.S.A.

Item 2(d).   Title of Class of Securities:  Common Stock, $0.000001 par value

Item 2(e).   CUSIP Number:  498326206

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to Rule 13d-1(c).


Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 988,242 of the reported securities as an investment advisor to the trustee of a certain family trust. The reporting person has sole dispositive and voting power with respect to 1,736,885 of the reported securities as the manager of a limited liability company that is the general partner of certain limited partnerships.

             (a)   2,725,127

             (b)   6.1%

             (c)   (i) sole voting power: 1,736,885

                   (ii) shared voting power: 988,242

                   (iii) sole dispositive power: 1,736,885

                   (iv) shared dispositive power: 988,242


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.

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                                                                     Page 4 of 5

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable.


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                                                                     Page 5 of 5

Item 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: August 17, 2004                             /s/ Lloyd I. Miller, III
                                                   ------------------------
                                                     Lloyd I. Miller, III